

August 5, 2022

Subject: Certification of Financial Statements by Principal Executive Officer

I, Langston A. Farmer, certify that:

(1) the financial statements of Design to Build Cooperative, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Design to Build Cooperative, LLC included in this Form reflects accurately the information reported on the tax return for Design to Build Cooperative, LLC filed for the fiscal year ended 12-31-2020 and 12-31-2021.

Langston A. Farmer,

X_____

Design to Build Cooperative, LLC

7660 W. Third St.

Dayton, OH 45417

Profit and Loss

Design To Build LLC

Date Range: Jan 01, 2021 to Dec 31, 2021

ACCOUNTS	Jan 01, 2021 to Dec 31, 2021
Income	
Job Income	$8,795.00
Total Income	**$8,795.00**
Cost of Goods Sold	
Equipment Rental	$25.88
Subcontractors' Expense	$3,320.22
Total Cost of Goods Sold	**$3,346.10**
Gross Profit	**$5,448.90**
As a percentage of Total Income	61.95%
Operating Expenses	
Computer – Hosting	$631.07
Computer – Software	$194.52
Insurance – Worker's Compensation	$960.64
Office Supplies	$206.74
Professional Fees	$1,000.00
Travel Expenses	$417.60
Total Operating Expenses	**$3,410.57**

Net Profit	$2,038.33
As a percentage of Total Income	**23.18%**

Balance Sheet

Design To Build LLC

As of Dec 31, 2021

ACCOUNTS	Dec 31, 2021
Assets	
Cash and Bank	
SIMPLE CHOICE CHECKING (718)	$2,038.33
Total Cash and Bank	**$2,038.33**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$2,038.33**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Retained Earnings	
Profit between Jan 1, 2021 and Dec 31, 2021	$2,038.33
Total Retained Earnings	**$2,038.33**
Total Equity	**$2,038.33**

Cash Flow

Design To Build LLC

Date Range: Jan 01, 2021 to Dec 31, 2021

CASH INFLOW AND OUTFLOW	Jan 01, 2021 to Dec 31, 2021
Operating Activities	
Sales	
Job Income	$8,795.00
Total Sales	**$8,795.00**
Purchases	
Computer – Hosting	-$631.07
Computer – Software	-$194.52
Office Supplies	-$206.74
Professional Fees	-$1,000.00
Travel Expenses	-$417.60
Equipment Rental	-$25.88
Subcontractors' Expense	-$3,320.22
Total Purchases	**-$5,796.03**
Inventory	
Payroll	
Insurance – Worker's Compensation	-$960.64
Total Payroll	**-$960.64**
Sales Taxes	
Other	
Net Cash from Operating Activities	**$2,038.33**

Investing Activities

Property, Plant, Equipment		
Other		
Net Cash from Investing Activities		**$0.00**

Financing Activities

Loans and Lines of Credit		
Owners and Shareholders		
Other		
Net Cash from Financing Activities		**$0.00**

OVERVIEW

Starting Balance	
SIMPLE CHOICE CHECKING (718)	$0.00
Total Starting Balance	**$0.00** As of 2021-01-01
Gross Cash Inflow	$8,795.00
Gross Cash Outflow	$6,756.67
Net Cash Change	**$2,038.33**
Ending Balance	
SIMPLE CHOICE CHECKING (718)	$2,038.33
Total Ending Balance	**$2,038.33** As of 2021-12-31

Profit and Loss

Design To Build LLC

Date Range: Jan 01, 2020 to Dec 31, 2020

ACCOUNTS	Jan 01, 2020 to Dec 31, 2020
Total Income	**$0.00**
Total Cost of Goods Sold	**$0.00**
Gross Profit	**$0.00**
As a percentage of Total Income	0.00%
Total Operating Expenses	**$0.00**
Net Profit	**$0.00**
As a percentage of Total Income	0.00%

Balance Sheet

Design To Build LLC

As of Dec 31, 2020

ACCOUNTS	Dec 31, 2020
Assets	
Cash and Bank	
Total Cash and Bank	**$0.00**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$0.00**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Retained Earnings	
Total Retained Earnings	**$0.00**
Total Equity	**$0.00**

Cash Flow

Design To Build LLC

Date Range: Jan 01, 2020 to Dec 31, 2020

CASH INFLOW AND OUTFLOW	Jan 01, 2020 to Dec 31, 2020
Operating Activities	
Sales	
Purchases	
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	**$0.00**
Investing Activities	
Property, Plant, Equipment	
Other	
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Loans and Lines of Credit	
Owners and Shareholders	
Other	
Net Cash from Financing Activities	**$0.00**

OVERVIEW

Starting Balance	
Total Starting Balance	**$0.00** As of 2020-01-01
Gross Cash Inflow	$0.00
Gross Cash Outflow	$0.00
Net Cash Change	**$0.00**

Ending Balance	
Total Ending Balance	**$0.00** As of 2020-12-31